UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, Place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE FOLLOWING ARTICLE, AS PUBLISHED IN THE FINANCIAL TIMES ON JULY 11,2003, WAS MADE AVAILABLE TO PECHINEY EMPLOYEES ON JULY 15, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE,
ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.


'Anything better than Alcan bid'

Pechiney Chief Rodier speaks out after rival's 'ridiculously low' offer

By Martin Arnold in Paris and Ken Warn in Toronto

Jean-Pierre Rodier, chief executive of Pechiney, the French Aluminium group, yesterday revealed his reasons for opposing Alcan's (euro)3.4bn ($3.87bn) hostile bid.

"There are many other options for Pechiney and everything being equal, I think any of them are better than Alcan's bid," he told the Financial Times. "Several groups have already telephoned and more will soon."

In his first interview since Alcan of Canada made its unsolicited cash-and-shares bid on Monday, Mr Rodier said he had contacted shareholders representing 40 per cent of Pechiney's shares and "they unanimously agree this is a ridiculously low bid".

Alcan says its (euro)41-per-share bid - a 20.5 per cent premium to the closing price before the offer- was fair value. Mr Rodier said Alcan was trying "to hijack the company at a ridiculously low price".

Most analysts have said the offer was low and shares have remained above
(euro)41 since Tuesday. They closed down 1.4 per cent at (euro)43.01 yesterday.

Apart from price, Mr Rodier said his main reason for opposing the bid was its hostile nature. "It is the start which defines whether an offer is hostile or friendly, this started as hostile so that will define the rest of the operation."

Mr. Rodier said he would rather merge with any other group at the same price on a friendly basis than with Alcan on a hostile basis.

A three-way merger of Alcan, Pechiney and Algroup, of Switzerland, was blocked by the European Commission in 2000.

Mr. Rodier said the idea of a new merger had been discussed, but said he was surprised by Alcan's bid as it had been talked about only at two informal, half-hour meetings with Travis Engen, Alcan chief executive.

He said Alcan refused his request to delay the bid by a week to allow him to consider it. "They were in a rush, probably because they could see our shares were rising and they wanted to pre-empt the price."

Mr Engen said yesterday he could not rule out a rival bid for Pechiney. "When we look at the fit between Alcan and Pechiney, it fits on so many edges and facets," he said. "It is very unlikely that any other bidder is going to have the same degree of fit. Every outside observer - the press, analysts - sees the compelling business case for the merger."

Mr Engen defended the bid price, despite widespread speculation that Alcan might have to sweeten it. "Our offer was very fully valued, at a significant premium on recent trading."

Financing for Alcan's offer, from a consortium including US and Canadian banks, was in place, he said. "We have commitments for this." Current low interest rates made this a "good time to buy anything", he added.